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                             February 28, 2024

       Matthew Liotta
       Chief Executive Officer
       Volato Group, Inc.
       1954 Airport Road, Suite 124
       Chamblee, GA 30341

                                                        Re: Volato Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 9,
2024
                                                            File No. 333-276479

       Dear Matthew Liotta:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 6, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Risks Related to Being a Public Company
       Sales of Common Stock, or the perception of such sales, by us or the Selling Stockholders..., page 24

   1. We note your response to prior comment 3 and reissue in part. Please revise your disclosure to detail
that even though the current trading price is below the SPAC IPO price, the holders of
the Founder's Shares may have an incentive to sell because they will still profit on sales
because of the lower price that they purchased their shares than the public investors.
 Matthew Liotta
FirstName LastNameMatthew  Liotta
Volato Group, Inc.
Comapany28,
February  NameVolato
            2024     Group, Inc.
February
Page 2 28, 2024 Page 2
FirstName LastName
General

2. We note your response to prior comment 7 and reissue in part. Please disclose the potential profit any selling stockholders will earn based on the current trading price due to differences in the purchase prices and the current trading price.
3. Please update your financial statements and related information for the fiscal year ended
         December 31, 2023. Refer to Rule 8-08(b) of Regulation S-X.
       Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Reid Avett